Exhibit 99.1

Cenovus recognized as a leader in corporate responsibility

Named to Maclean’s and Corporate Knights top 50 lists

CALGARY, Alberta (June 6, 2013) - Cenovus Energy Inc. (TSX, NYSE: CVE) has been recognized once again as one of the country’s most responsible companies. Today, Maclean’s magazine and Sustainalytics ranked Cenovus among the Top 50 Socially Responsible Corporations in Canada for the second year in a row. In a separate ranking, Corporate Knights magazine recognized Cenovus as one of the Best 50 Corporate Citizens in Canada for the third consecutive year.

“At Cenovus, we believe that how we do our work is as important as what we do, so it’s gratifying to be recognized as a leading corporate citizen by such reputable organizations as Sustainalytics, Maclean’s and Corporate Knights,” said Jim Campbell, Cenovus Vice-President, Government Affairs & Corporate Responsibility. “We strive to develop our business responsibly, finding the right balance between economic, governance, social and environmental performance.”

Cenovus is one of only four energy and utilities companies to make the Maclean’s and Sustainalytics top 50 most socially responsible companies in Canada list this year. In addition, Cenovus moved into the top half of the Corporate Knights Best 50 Corporate Citizens in Canada ranking.

Maclean’s works with Sustainalytics, a global leader in corporate responsibility analysis, to evaluate performance in areas such as environmental initiatives, impact on local communities and employee satisfaction. Corporate Knights is a quarterly Canadian magazine whose annual corporate citizenship ranking considers a variety of factors, including a company’s impact on the environment, its safety record, pension fund quality, board diversity, corporate governance and transparency.

“When Cenovus was created just over three years ago, we aimed to become a leader in corporate responsibility,” said Craig Stenhouse, Cenovus Group Lead, Corporate Responsibility. “Receiving this kind of recognition year after year reaffirms that we are on the right track.”

In addition to mandatory reporting, Cenovus voluntarily discloses its corporate responsibility performance every year in a number of ways, including through the Carbon Disclosure Project, the Carbon Disclosure Project Water Disclosure, the Dow Jones Sustainability Index and through the company’s annual Corporate Responsibility report and website.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. Its enterprise value is approximately $28 billion. For more information, visit cenovus.com.

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CENOVUS CONTACTS:

Media:

Brett Harris

Senior Advisor, Media Relations

403-766-3420